Mail Stop 3561

November 13, 2007

Via Fax & U.S. Mail

Mr. Jan E. Chason
  Executive Vice President and Chief Financial Officer
CKRUSH, INC.
336 West 37th Street, Suite 410
New York, NY 10018

> **Re:** **Ckrush, Inc.**
> **Supplemental response letter dated October 9, 2007 regarding the Form 10-KSB for the year ended December 31, 2006**
> **File No. 0-25563**

Dear Mr. Chason:

We have reviewed your supplemental response letter to us dated October 9, 2007 in response to our letter of comment dated September 11, 2007 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Form 10-KSB (Fiscal Year Ended December 31, 2006)

General

1.   Please file your supplemental response letters to us dated August 2007 and October 9, 2007 on EDGAR as nonpublic correspondence as soon as practicable.

Management's Discussion and Analysis: Year Ended December 31, 2006…2005, page 19
and
Note 8. Settlement with Related Party, page F-17

2.   We have reviewed your response to prior comment 3. We note that the November 1, 2005 agreement, "Termination of Loan and Related Agreements," has been filed as Exhibit 99.6 to a Schedule 13D filed with us on December 27, 2005 whereas your December 31, 2006 Annual Report on Form 10-KSB and Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007 list within the Exhibit Index that such agreement is being incorporated by reference to your Form 10-QSB filed on November 21, 2005 (i.e., which represents the September 30, 2005 quarterly report); however, as the September 30, 2005 Form 10-QSB indicates that the agreement is filed as Exhibit 10.68, and we note that no such agreement appears to have been therein filed, in future filings where this agreement is listed as an Exhibit, please revise to clarify that the agreement is actually filed as Exhibit 99.6 to Schedule 13D filed with us on December 27, 2005.

3.   We have also reviewed the reasons why you believe that the agreement was "binding" on November 1, 2005 rather than February 10, 2005. However, it is not clear to us that November 1, 2005 is the binding or commitment date. Notwithstanding the disclosure from the February 10, 2005 term sheet (at Exhibit 4.1 to the Form 8-K filed on February 15, 2005) that "The parties hereto acknowledge that the more definitive documentation will, inter alia, amend or terminate, as appropriate, the documents listed on Schedule A annexed hereto" and "The parties understand and agree that this term sheet is binding on the parties" and "Nevertheless, the parties intend to enter into more definitive documentation as provided for…," we note the November 1, 2005 agreement did not appear to significantly change the original intent of the February 10, 2005 agreement with respect to the settlement arrangement, but rather appears to represent specifics as to the timing of the settlement payment and loan cancellation. This is corroborative with your written response that "in the course of the eight months…there were 4 amendments to the letter of intent principally to allow extensions of payment as the Company had to seek financing for both operations and to make the required payments." Please explain to us in expanded detail how you have defined and determined the commitment date and cite your basis in GAAP for your determination.

4.   Further, please tell us the combined ownership interest of both Livingston and the Mackin Trust in your company (i) immediately prior to and as of the February 10, 2005 original letter of intent date, (ii) immediately prior to and as of the November 1, 2005 agreement date, and (iii) their ownership percentage in the Company subsequent to the November 2005 agreement date. Also, please confirm to us from your response to prior

comment 3 that you valued the equity instruments issued in settlement of the indebtedness as of November 1, 2005. In referring to your response to prior comment 5, please tell us how you determined the fair value of $144,000 assigned to the 800,000 common shares issued and how you determined the fair value of $1,200,000 assigned to the warrants. Please be specific.

Note 4. Film Costs and Minority Interests, page F-12

5.   We have reviewed your response to prior comment 10. With regard to the guaranteed investments, based on your response for numbers 2, 4, 5 and 6 to EITF No. 88-18, Issue 1, it is unclear how you have a rebuttable presumption that classification of the proceeds from the investors do not in fact represent debt rather than the purchase of a minority interest. In such case, the debt would be amortized using the interest method as opposed to the units of production method. Please revise or advise. Separately, also provide us with an example, in computation, of how you amortize the minority interest using the units of production method and explain why amortization of minority interest is appropriate under U.S. GAAP citing specific literature.

6.   With regard to number 4 of Issue 1 to EITF 88-18, if the investor is entitled to a return of 100% of purchase price plus a 20% "preferred return," please explain how the investor can earn additional returns (beyond that amount).

7.   Please also tell us what percentage of the LLC interests they hold and the percentage you hold.

8.   We have reviewed your response to prior comment 11. Please reconcile and explain to us the difference between the $834,000 of minority interest income disclosed in your response and the $843,000 amount shown in the statements of operations and in your response to prior comment 9. As a related matter, please refer to the summary of activity provided in your response to prior comment 9. We assume that the issuance of production interests includes both the $1 million investments in LiveMansion and the additional $762,000 investments in Beer League/TV. Please confirm supplementally, as this latter investment does not appear in your schedule of significant components of the balance sheet caption "minority interests."

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief